                           OFFER TO PURCHASE FOR CASH
                                      UP TO
                        1,343,352 SHARES OF COMMON STOCK
                                       OF
                       ENEX RESOURCES CORPORATION ("ENEX")
                                       AT
                              $15.00 NET PER SHARE
                                       BY
                   MIDDLE BAY OIL COMPANY, INC. ("PURCHASER")




         THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, HOUSTON, TEXAS TIME, ON MONDAY, MARCH 16, 1998, UNLESS THE OFFER IS EXTENDED TO A LATER DATE AND TIME (THE "EXPIRATION DATE"). SHARES WHICH ARE TENDERED PURSUANT TO THE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION DATE.

         THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THE SATISFACTION OR, WHERE APPLICABLE, WAIVER OF THE FOLLOWING CONDITIONS: (1) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE A NUMBER OF SHARES WHICH, TOGETHER WITH SHARES OWNED BY MIDDLE BAY OIL COMPANY, INC. ('PURCHASER') AND ITS AFFILIATES, WILL CONSTITUTE AT LEAST A MAJORITY OF THE TOTAL NUMBER OF OUTSTANDING SHARES ON A FULLY DILUTED BASIS AS OF THE DATE THE SHARES ARE ACCEPTED FOR PAYMENT BY PURCHASER PURSUANT TO THE OFFER, AND (2) PURCHASER BEING SATISFIED IN ITS SOLE DISCRETION THAT THE BOARD OF DIRECTORS OF ENEX HAS IRREVOCABLY TAKEN ALL SUCH ACTION SO THAT (A) THE ACQUISITION OF SHARES PURSUANT TO THE OFFER DESCRIBED HEREIN HAS BEEN APPROVED PURSUANT TO SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW OR THE PROVISIONS OF SECTION 203 ARE OTHERWISE INAPPLICABLE TO THE ACQUISITION OF SHARES PURSUANT TO THE OFFER, (B) THE ACQUISITION OF SHARES PURSUANT TO THE OFFER HAS BEEN APPROVED PURSUANT TO ARTICLE NINETEEN OF ENEX'S CERTIFICATE OF INCORPORATION, (C) THE STOCK PURCHASE RIGHTS ISSUED BY ENEX HAVE BEEN REDEEMED OR PURCHASER IS SATISFIED IN ITS SOLE DISCRETION THAT THE RIGHTS ARE OTHERWISE INAPPLICABLE TO THE OFFER, AND (D) PURCHASER'S DESIGNEES HAVE BEEN ELECTED TO THE BOARD OF DIRECTORS OF ENEX IN ANTICIPATION OF THE REPLACEMENT OF THE EXISTING DIRECTORS SO THAT AFTER THE RESIGNATION OF THE EXISTING DIRECTORS SUCH DESIGNEES SHALL CONSTITUTE THE BOARD OF DIRECTORS OF ENEX OR SHALL BE ABLE TO ELECT ADDITIONAL DIRECTORS TO RECONSTITUTE THE BOARD. THE OFFER IS ALSO SUBJECT TO OTHER TERMS AND CONDITIONS CONTAINED IN THIS OFFER TO PURCHASE. (SEE SECTION 14.)

         THE OFFER IS NOT CONDITIONED ON PURCHASER OBTAINING FINANCING.

                                    IMPORTANT

         PURCHASER RESERVES THE RIGHT TO AMEND THE OFFER (INCLUDING AMENDING THE NUMBER OF SHARES TO BE PURCHASED AND THE PURCHASE PRICE) AND/OR TO ENTER INTO A SUBSEQUENT MERGER AGREEMENT WITH ENEX OR TO NEGOTIATE A MERGER AGREEMENT WITH ENEX NOT INVOLVING A TENDER OFFER PURSUANT TO WHICH PURCHASER WOULD TERMINATE THE OFFER AND THE SHARES WOULD, UPON CONSUMMATION OF SUCH MERGER, BE CONVERTED INTO CASH, MIDDLE BAY COMMON STOCK AND/OR OTHER SECURITIES IN SUCH AMOUNTS AS ARE NEGOTIATED BY PURCHASER AND ENEX.

         Any Enex stockholder desiring to tender all or any portion of such stockholder's Shares should either (i) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, have such stockholder's signature thereon guaranteed if required by Instruction 1 to the Letter of Transmittal, mail or deliver the Letter of Transmittal (or such facsimile), an Agent's Message (as defined herein), and any other required documents to the Depositary (as defined herein) and either deliver the certificates for such Shares, along with the Letter of Transmittal (or facsimile), or (ii) request such stockholder's broker, dealer, bank, trust company or other nominee to effect the transaction for such stockholder. An Enex stockholder having Shares registered in the name of a broker, dealer, bank, trust company or other nominee must contact such broker, dealer, bank, trust company or other nominee if such stockholder desires to tender such Shares.

         If an Enex stockholder desires to tender Shares and such stockholder's certificates for Shares are not immediately available or time will not permit all required documents to reach the Depositary prior to the Expiration Date, such stockholder's tender may be effected by following the procedure for guaranteed delivery set forth in Section 2 of this Offer to Purchase.

         Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to Purchaser or to Enex at their respective addresses and telephone numbers set forth below. An Enex stockholder may also contact brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

February 19, 1998


MIDDLE BAY OIL COMPANY, INC.                ENEX RESOURCES CORPORATION
1221 Lamar, Suite 1020                      800 Rockmead Drive
Houston, Texas 77010                        Three Kingwood Place, Suite 200
Telephone: (713) 759-6808                   Kingwood, Texas 77339
Fax: (713) 650-0352                         Telephone: (281) 358-8401
                                            Fax: (281) 358-7895

                                TABLE OF CONTENTS




INTRODUCTION.................................................................4

THE TENDER OFFER.............................................................7
     Terms of the Offer......................................................7
     Procedure for Tendering Shares..........................................9
     Withdrawal Rights......................................................12
     Acceptance for Payment and Payment for Shares..........................13
     Certain Federal Income Tax Consequences................................14
     Price Range of the Shares; Dividends on the Shares.....................15
     Certain Information Concerning Enex....................................16
     Certain Information Concerning Purchaser...............................17
     Source and Amount of Funds.............................................18
     Background of the Offer; Contacts With Enex............................19
     Purpose of the Offer; Plans for Enex...................................19
     Dividends and Distributions............................................21
     Effect of the Offer on the Market for the
            Shares; Exchange Listing; Exchange Act
            Registration; Margin Regulations................................22
     Certain Conditions of the Offer........................................23
     Certain Legal Matters..................................................26
     Fees and Expenses......................................................26
     Miscellaneous..........................................................27


DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER.......................Schedule I

LETTER OF TRANSMITTAL...............................................Attachment

To the Holders of Common Stock of Enex Resources Corporation:

                                  INTRODUCTION

         Middle Bay Oil Company, Inc., an Alabama corporation ("Purchaser") with principal offices in Houston, Texas, hereby offers to purchase all of the presently outstanding shares of Common Stock, par value $0.05 per share (the "Shares"), of Enex Resources Corporation, a Delaware corporation ("Enex"), such number of Shares is estimated to be 1,343,352 as of the date hereof, at a price of $15.00 per Share net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal attached hereto (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer").

         Tendering stockholders will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes in connection with the tender of Shares pursuant to the Offer. Purchaser will pay all fees and expenses of Bank of Oklahoma, N.A., which is acting as the Depositary (the "Depositary"), incurred in connection with the Offer. (See Section 16.)

         The purpose of the Offer is to acquire up to the entire equity interest in Enex, but not less than a majority of the Shares outstanding on a fully-diluted basis. The Offer is conditioned on, among other things, Purchaser's designees constituting a majority of the Enex Board of Directors so that Purchaser will be able to control Enex following consummation of the Offer. (See Section 14.)

         Certain federal income tax consequences of the sale of Shares pursuant to the Offer are described in Section 5.

         The Offer is subject to the fulfillment of a number of conditions, including, without limitation, the following:

       (A) MINIMUM TENDER CONDITION. THE OFFER IS CONDITIONED UPON THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE (AS DEFINED IN SECTION 1) AT LEAST THAT NUMBER OF SHARES (THE "MINIMUM NUMBER OF SHARES") WHICH CONSTITUTE A MAJORITY OF THE TOTAL NUMBER OF ALL OUTSTANDING SHARES ON A FULLY DILUTED BASIS (AS THOUGH ALL OPTIONS OR OTHER SECURITIES CONVERTIBLE INTO OR EXERCISABLE OR EXCHANGEABLE FOR SHARES HAD BEEN SO CONVERTED, EXERCISED OR EXCHANGED) ON THE DATE SHARES ARE ACCEPTED FOR PAYMENT (THE "MINIMUM TENDER CONDITION"). Purchaser reserves the right (subject to the applicable rules and regulations of the Securities and Exchange Commission (the "Commission")), which it presently has no intention of exercising, to waive or reduce the Minimum Tender Condition and to elect to purchase, pursuant to the Offer, fewer than the Minimum Number of Shares. (See Sections 1 and 14.)

         According to information provided to Purchaser by Enex, as of February 10, 1998, there were 1,343,352 Shares issued and outstanding. In addition, according to information provided to Purchaser by Enex, as of February 10, 1998, there were 143,000 Shares subject to options outstanding under Enex's stock option plans. Neither Purchaser nor any affiliate of Purchaser owns any Shares, and Purchaser does not presently intend to acquire Shares. Based on the foregoing and assuming that no options were granted or expired after February 10, 1998 and no options were exercised after February 10, 1998, there would be 1,486,352 Shares outstanding on a fully diluted basis, and the Minimum Number of Shares would be 743,177. However, the actual Minimum Number of Shares will depend on the facts as they exist on the date of purchase.

         (B) BOARD ACTION CONDITION. THE OFFER IS CONDITIONED UPON PURCHASER BEING SATISFIED IN ITS SOLE DISCRETION THAT THE ENEX BOARD HAS IRREVOCABLY TAKEN ALL SUCH ACTION SO THAT (A) THE ACQUISITION OF SHARES PURSUANT TO THE OFFER HAVE BEEN APPROVED PURSUANT TO SECTION 203 ("SECTION 203") OF THE DELAWARE GENERAL CORPORATION LAW (THE "DELAWARE LAW") OR THE PROVISIONS OF SECTION 203 ARE OTHERWISE INAPPLICABLE TO THE ACQUISITION OF SHARES PURSUANT TO THE OFFER, (B) THE ACQUISITION OF SHARES PURSUANT TO THE OFFER HAS BEEN APPROVED PURSUANT TO ARTICLE NINETEEN OF ENEX'S CERTIFICATE OF INCORPORATION, (C) THE STOCK PURCHASE RIGHTS ISSUED BY ENEX HAVE BEEN REDEEMED OR PURCHASER IS SATISFIED IN ITS SOLE DISCRETION THAT THE RIGHTS HAVE BEEN INVALIDATED OR ARE OTHERWISE INAPPLICABLE TO THE OFFER, AND (D) PURCHASER'S DESIGNEES HAVE BEEN ELECTED TO THE ENEX BOARD IN ANTICIPATION OF REPLACEMENT OF EXISTING DIRECTORS SO THAT AFTER THE RESIGNATION OF THE EXISTING DIRECTORS SUCH DESIGNEES SHALL CONSTITUTE THE ENEX BOARD OR SHALL BE ABLE TO ELECT ADDITIONAL DIRECTORS TO RECONSTITUTE THE BOARD (COLLECTIVELY, THE "BOARD ACTION CONDITION").

         Section 203, in general, prohibits a Delaware corporation such as Enex from engaging in a "Business Combination" (defined as a variety of transactions, including mergers, as set forth below) with an "Interested Stockholder" (defined generally as a person that is the beneficial owner of 15% or more of a corporation's outstanding voting stock) for a period of three years following the date that such person became an Interested Stockholder unless (a) prior to the date such person became an Interested Stockholder, the Board of Directors of the corporation approved either the Business Combination or the transaction that resulted in the stockholder becoming an Interested Stockholder, (b) upon consummation of the transaction that resulted in the stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding stock held by directors who are also officers of the corporation and employee stock ownership plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer or (c) on or subsequent to the date such person became an Interested Stockholder, the Business Combination is approved by the Board of Directors of the corporation and authorized at a meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66-2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder. (See Section 15.)

         Under Article Nineteen of Enex's Certificate of Incorporation, a committee consisting of the independent directors of Enex (the "Fairness Committee") shall vote upon the fairness to the minority shareholders of a merger or consolidation of Enex with or into another corporation, a sale or lease of all or substantially all the assets of Enex to another corporation, person or entity and, under certain conditions, a sale or lease to Enex or any subsidiary of Enex of assets in exchange for voting securities of Enex, in each case where the other party to the transaction is a beneficial owner, directly or indirectly, of 20% or more of the outstanding shares of any class or series of voting stock of Enex. If the Fairness Committee does not recommend such proposed transaction, the vote of holders of 66 2/3% of the voting securities of Enex is required for approval. In addition, for any transaction to be effected for which the foregoing 66-2/3% vote is required, it is also required that such transaction be approved by a majority of the outstanding securities of each ownership in Enex give rise to the requirement of the 66-2/3% vote. Any amendments to Enex's Certificate of Incorporation which would amend the foregoing requirements require the same affirmative votes.

         A Rights Agreement was entered into between Enex and American Securities Transfer, Incorporated on September 4, 1990, as amended April 12, 1994, and the Rights Agreement was filed with and the Rights are described in Enex's Current Report on Form 8-K dated September 4, 1990 and Form 8-K dated April 12, 1994 (the "Enex Rights 8-K"). The Board Action Condition requires, in part, that Purchaser be satisfied that the Enex Board has taken action to redeem the Rights issued thereunder or that the Rights are otherwise inapplicable to the Offer.

         Article Eight of the Certificate of Incorporation of Enex provides that the number of directors of Enex shall be not less than six nor more than 15. The Certificate of Incorporation provides that the Board shall be divided into three classes of directors, with the classes to be as nearly equal in number of directors as possible. One class of directors is elected each year for a three-year term by the stockholders representing a plurality of the total Shares voting in the election of directors. The Certificate of Incorporation and Enex's Bylaws provide that no director shall be removed from office by vote or other action of the stockholders except for cause and only upon the vote of two-thirds of the Shares then entitled to vote at an election of directors. Enex's Certificate of Incorporation also provides that no action required or permitted to be taken at any annual or special meeting of stockholders of Enex may be taken without a meeting, and the power of stockholders to act by written consent is specifically denied. Enex's Bylaws provide that special meetings of stockholders may be called only by the Enex Board or the President of Enex. As a result of the classified Board and related provisions, Purchaser may be unable to elect a majority of directors to the Enex Board until the second annual meeting of stockholders of Enex following consummation of the Offer, even if Purchaser acquires a majority of the outstanding Shares in the Offer. The Board Action Condition requires, in part, that, prior to consummation of the Offer, the Enex Board elect the designees of Purchaser in anticipation of the replacement of existing directors so that after the resignation of the existing directors, such designees shall constitute the Enex Board of Directors or shall be able to elect additional directors to reconstitute the Board. (See Sections 1, 10 and 11.)

         Purchaser has entered into a Letter of Intent with Enex with respect to the Offer (see Section 10), and Enex management has agreed in principle to recommend to Enex's Board of Directors that it satisfy the Board Action Condition and recommend acceptance of the Offer by Enex stockholders. Purchaser believes that the Enex Board has taken or will take such action as is necessary to satisfy the Board Action Condition in order to give Enex stockholders the opportunity to decide whether they wish to take advantage of the Offer by tendering their Shares pursuant to the Offer; however, Purchaser presently intends to extend the Offer from time to time (if required) until the Board Action Condition is fully satisfied or Purchaser determines, in its sole discretion, that such condition is not reasonably likely to be satisfied under then current circumstances.

         Certain other conditions to the Offer are described in Section 14. Purchaser reserves the right (but shall not be obligated) to waive any or all such conditions. (See Sections 1, 10, 11, 14 and 15.)

       THIS OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                                THE TENDER OFFER

1.       TERMS OF THE OFFER

         Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn in accordance with Section 3. The term "Expiration Date" means 12:00 Midnight, Houston, Texas time, on March 16, 1998, unless and until Purchaser, in its sole discretion, shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, will expire.

         Consummation of the Offer is conditioned upon, among other things, satisfaction of the Minimum Tender Condition and the Board Action Condition. If any or all of such conditions are not satisfied or any or all of the other events set forth in Section 14 shall have occurred or shall be determined by Purchaser to have occurred prior to the Expiration Date, Purchaser reserves the right (but shall not be obligated) to (i) decline to purchase any or all of the Shares tendered and terminate the Offer, and return all tendered Shares to tendering stockholders, (ii) waive or reduce the Minimum Tender Condition or waive or reduce any or all other conditions and, subject to complying with applicable rules and regulations of the Commission, purchase all Shares validly tendered, or (iii) extend the Offer and, subject to the right of stockholders to withdraw Shares until the Expiration Date, retain the Shares which have been tendered during the period or periods for which the Offer is extended.

         UPON THE TERMS AND SUBJECT TO THE CONDITIONS OF THE OFFER, IF THE MINIMUM TENDER CONDITION HAS BEEN MET, ALL SHARES VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE WILL BE PURCHASED BY PURCHASER UPON THE TERMS AND SUBJECT TO THE CONDITIONS OF THE OFFER.

         Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time, to extend for any reason the period of time during which the Offer is open, including the occurrence of any of the events specified in Section 14, by giving oral or written notice of such extension to the Depositary. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw its Shares. (See Section 3.) Under no circumstances will interest be paid on the purchase price for tendered Shares, whether or not Purchaser exercises its right to extend the Offer.

         Subject to the applicable regulations of the Commission, Purchaser also expressly reserves the right, in its sole discretion at any time and from time to time, (i) to delay acceptance for payment of or, regardless of whether such Shares were theretofore accepted for payment, payment for any Shares in order to comply in whole or in part with any applicable law, (ii) to terminate the Offer and not accept for payment any Shares if any of the conditions referred to in
Section 14 has not been satisfied or upon the occurrence of any of the events specified in Section 14 and (iii) to waive any condition or otherwise amend the Offer in any respect by giving oral or written notice of such delay, termination, waiver or amendment to the Depositary and by making a public announcement thereof.

         Purchaser acknowledges that: (i) Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires Purchaser to pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Offer, and (ii) Purchaser may not delay acceptance for payment of, or payment for (except as provided in clause (i) of the first sentence of the preceding paragraph), any Shares upon the occurrence of any of the events specified in Section 14 without extending the period of time during which the Offer is open.

         Any such extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., Houston, Texas time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act, which require that material changes in the information published, sent or given in connection with the Offer be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service.

         If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act.

         If, prior to the Expiration Date, Purchaser should decide to decrease the number of Shares being sought or to increase or decrease the consideration being offered in the Offer, such decrease in the number of Shares being sought or such increase or decrease in the consideration being offered will be applicable to all of Enex's stockholders whose Shares are accepted for payment pursuant to the Offer and, if at the time notice of any such decrease in the number of Shares being sought or such increase or decrease in the consideration being offered is first published, sent or given to holders of such Shares, the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from and including the date that such notice is first so published, sent or given, the Offer will be extended at least until the expiration of such ten business day period. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Houston, Texas time.

         Enex has furnished to Purchaser stockholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares and will be furnished by Purchaser or by Enex, if it so elects, to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder lists or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

2.       PROCEDURE FOR TENDERING SHARES

         Valid Tender. For a stockholder to validly tender Shares pursuant to the Offer, either (a) a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message (as defined below), and any other required documents, must be received by the Depositary at its address set forth in the Letter of Transmittal prior to the Expiration Date and either (i) certificates for tendered Shares must be received by the Depositary at such address or (ii) such Shares must be delivered pursuant to the procedures for book-entry transfer set forth below (and a Book-Entry Confirmation [as defined below] must be received by the Depositary), in each case prior to the Expiration Date, or (b) the tendering stockholder must comply with the guaranteed delivery procedures set forth below.

         Book-Entry Transfer. The Depositary will establish accounts with respect to the Shares at American Stock Transfer, Inc. (the "Book-Entry Transfer Facility") for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with such Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees or an Agent's Message, and any other required documents, must, in any case, be transmitted to and received by the Depositary at its address set forth in the Letter of Transmittal prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of the Shares into the Depositary's account at the Book-Entry Transfer Facility as described above is referred to herein as a "Book-Entry Confirmation." DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH SUCH BOOK-ENTRY TRANSFER FACILITY'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

         The term "Agent's Message" means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant.

         THE METHOD OF DELIVERY OF THE SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. THE SHARES WILL BE DEEMED DELIVERED ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

         Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (a) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 2, includes any participant in the Book-Entry Transfer Facility's system whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith and such registered holder has not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal or (b) if such Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (an "Eligible Institution"). In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. (See Instructions 1 and 5 to the Letter of Transmittal.) If the certificates for the Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for the Shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as aforesaid. (See Instructions 1 and 5 to the Letter of Transmittal.)

         Guaranteed Delivery. If a stockholder desires to tender the Shares pursuant to the Offer and such stockholder's certificates for the Shares are not immediately available or the procedure for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Date, such stockholder's tender may be effected if all of the following conditions are met:

                  (i)      such tender is made by or through an Eligible
         Institution;

                  (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser, is received by the Depositary, as provided below, prior to the Expiration Date; and

                  (iii) the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all such Shares), together with a properly completed and duly-executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message, and any other required documents are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A "trading day" is any day on which the NASDAQ Stock Market is open for business.

         The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

         Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message, and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for the Shares or Book-Entry Confirmations with respect to the Shares are actually received by the Depositary. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID BY PURCHASER ON THE PURCHASE PRICE OF THE SHARES, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

         The valid tender of the Shares pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer, subject to withdrawal rights described in Section 3.

         Appointment. By executing a Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder's attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder's rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares, rights or other securities or rights issued or issuable in respect of such Shares on or after February 19, 1998. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts for payment the Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights in respect of any annual or special meeting of Enex's stockholders, or any adjournment or postponement thereof, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. Purchaser reserves the right to require that, in order for the Shares to be deemed validly tendered, immediately upon Purchaser's acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other securities or rights, including voting at any meeting of Enex's stockholders.

         Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by Purchaser, in its sole discretion, which determination will be final and binding. Purchaser reserves the absolute right to reject any or all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of Purchaser's counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of Purchaser, the Depositary or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

         Backup Withholding. In order to avoid "backup withholding" of federal income tax on payments of cash pursuant to the Offer, a stockholder tendering Shares in the Offer must, unless an exemption applies, provide the Depositary with such stockholder's correct taxpayer identification number ("TIN") on a Substitute Form W-9 and certify under penalties of perjury that such TIN is correct and that such stockholder is not subject to backup withholding. If a stockholder does not provide such stockholder's correct TIN or fails to provide the certifications described above, the Internal Revenue Service (the "IRS") may impose a penalty on such stockholder, and payment of cash to such stockholder pursuant to the Offer may be subject to backup withholding of 31%. All stockholders surrendering Shares pursuant to the Offer should complete and sign the main signature form and the Substitute Form W-9 included as part of the Letter of Transmittal to provide the information and certifications necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to Purchaser and the Depositary). Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. In order to avoid backup withholding, noncorporate foreign stockholders should complete and sign the main signature form and a Form W-8, Certificate of Foreign Status, a copy of which may be obtained from the Depositary. (See Instruction 9 to the Letter of Transmittal.)

3.       WITHDRAWAL RIGHTS

         Except as otherwise provided in this Section 3, tenders of the Shares are irrevocable. The Shares tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth below at any time prior to the Expiration Date and, unless theretofore accepted for payment and paid for by Purchaser pursuant to the Offer, may also be withdrawn at any time after March 23, 1998, or such later time as may apply if the Offer is extended.

         If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this Section 3. Any such delay will be by an extension of the Offer to the extent required by law.

         For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of this Offer to Purchase and must specify the name of the person having tendered the Shares to be withdrawn, the number of the Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates for the Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If the Shares have been delivered pursuant to the procedure for book-entry transfer as set forth in Section 2, any notice of withdrawal must also specify the name and number of the account at the appropriate Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with such Book-Entry Transfer Facility's procedures. Withdrawals of tenders of the Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by again following one of the procedures described in Section 2 at any time prior to the Expiration Date.

         All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser in its sole discretion, which determination will be final and binding. Neither Purchaser, the Depositary nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

4.       ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES

         Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment and will pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn in accordance with Section 3 promptly after the later to occur of the Expiration Date and the satisfaction or waiver of the conditions set forth in Section 14. All questions as to the satisfaction of such terms and conditions will be determined by Purchaser in its sole discretion, which determination will be final and binding. (See Sections 1 and 14.)

         Purchaser expressly reserves the right, in its sole discretion and subject to the rules of the Commission, to delay acceptance for payment of or payment for Shares in order to comply in whole or in part with any applicable law. Any such delays will be effected in compliance with Rule 14e-1(c) under the Exchange Act (relating to a bidder's obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder's offer).

         In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message, and (c) any other documents required by the Letter of Transmittal. The per-Share consideration paid to any stockholder pursuant to the Offer will be the highest per-Share consideration paid to any other stockholder pursuant to the Offer.

         For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares properly tendered to Purchaser and not withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance for payment of such Shares. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Purchaser and transmitting payment to tendering stockholders. Under no circumstances will interest be paid on the purchase price of the Shares to be paid by Purchaser, regardless of any extension of the Offer or any delay in making such payment. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering stockholders, Purchaser's obligation to make such payment shall be satisfied and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer. Purchaser will pay any stock transfer taxes incident to the transfer to it of validly tendered Shares, except as otherwise provided in Instruction 6 of the Letter of Transmittal, as well as any charges and expenses of the Depositary.

         If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3, such Shares will be credited to an account maintained at such Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

         If, prior to the Expiration Date, Purchaser shall increase the consideration offered to holders of Shares pursuant to the Offer, such consideration will be paid to all holders whose Shares are purchased in the Offer.

         If Purchaser is delayed in its acceptance for payment of or payment for Shares or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act), the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to exercise, and duly exercise, withdrawal rights as described in
Section 3.

         Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to one or more direct wholly-owned subsidiaries of Purchaser, the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

5.       CERTAIN FEDERAL INCOME TAX CONSEQUENCES

         The following discussion is a summary of certain material federal income tax consequences of the Offer to holders of Shares who hold the Shares as capital assets. The discussion set forth below is for general information only and may not apply to particular categories of holders of Shares subject to special treatment under the Internal Revenue Code of 1986, as amended (the "Code"). The discussion is based on the Code as in effect on the date of this Offer to Purchase, as well as regulations promulgated thereunder and existing administrative interpretations and court decisions.

         In the opinion of Thrasher, Whitley, Hampton & Morgan, counsel for Purchaser, each Enex stockholder whose Shares are purchased pursuant to the Offer will recognize gain or loss for federal income tax purposes measured by the difference between such stockholder's tax basis in such stockholder's Shares purchased in the Offer and the amount of cash received by such stockholder. Such gain or loss will generally be capital gain or loss if the Shares are held as a capital asset and will be long-term capital gain or loss if such Shares are held for more than one year at the time of the sale, subject to the provisions and limitations of the Code. The Taxpayer Relief Act of 1997 provides lower maximum tax rates for long-term capital gain in the case of property held for more than 18 months.

         THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. THE ABOVE DISCUSSION MAY NOT APPLY TO PARTICULAR CATEGORIES OF HOLDERS OF SHARES SUBJECT TO SPECIAL TREATMENT UNDER THE CODE, SUCH AS FOREIGN HOLDERS AND HOLDERS WHOSE SHARES WERE ACQUIRED PURSUANT TO THE EXERCISE OF AN EMPLOYEE STOCK OPTION OR OTHERWISE AS COMPENSATION, OR WHO HOLD RESTRICTED STOCK. STOCKHOLDERS OF ENEX ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE SPECIFIC TAX CONSEQUENCES OF THE OFFER, INCLUDING ANY STATE, LOCAL OR OTHER TAX CONSEQUENCES OF THE OFFER.

6.       PRICE RANGE OF THE SHARES; DIVIDENDS ON THE SHARES

         The Shares are traded on the NASDAQ National Market System ("NMS") and prices are quoted under the symbol "ENEX." The following table sets forth, for each of the periods indicated, the high and low sales prices for the Shares on the NMS and the amount of cash dividends paid per Share, all as reported in published financial sources.

                                     ENEX COMMON STOCK
                                                                        Annual
            Fiscal Year Ending                    High        Low      Dividends
            ------------------                    ----        ---      ---------
            December 31, 1996:                                           $ .25
              First Quarter                       8 3/4      7 3/4
              Second Quarter                     11 3/4      8
              Third Quarter                      10          8 1/4
              Fourth Quarter                     10 1/2      8 1/8
            December 31, 1997:                                           $ .40
              First Quarter                      10 3/4      9 1/4
              Second Quarter                     10 3/4      8 3/4
              Third Quarter                      12 7/8      9 1/2
              Fourth Quarter                     13 1/4     10 1/4
            December 31, 1998:
              First Quarter (through 2/17/98)    12         10 1/2


         On February 18, 1998, the last reported closing price on NASDAQ was $11 1/2 per Share. The Offer represents a 30% premium over the reported closing price of the Shares on February 18, 1998. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

7.       CERTAIN INFORMATION CONCERNING ENEX

         The information concerning Enex contained in this Offer to Purchase, including financial information, has been taken from or based upon information furnished to Purchaser by Enex or publicly available documents and records on file with the Commission and other public sources, including, but not limited to, Enex's annual report on Form 10-KSB for the year ended December 31, 1996 (the "Enex 10-KSB") and Enex's quarterly report on Form 10-QSB for the period ended September 30, 1997 (the "Enex 10-QSB"). Purchaser assumes no responsibility for the accuracy or completeness of the information concerning Enex contained in such documents and records or for any failure by Enex to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Purchaser. The Enex 10-KSB, the Enex 10-QSB and such other documents should be available for inspection and copies thereof should be obtainable in the manner set forth below under 'Available Information.'

         Enex. According to the Enex 10-KSB, Enex is a Delaware corporation, and its principal executive offices are located at Three Kingwood Place, Suite 200, Kingwood, Texas 77339. According to the Enex 10-KSB, Enex is an oil and gas production development company and operates wells in several states, with the major emphasis in Texas. In addition to acquiring, developing and managing properties for its own account, Enex also manages over 12,000 wells owned by limited partnerships.

         Selected Financial Data of Enex. Set forth below is certain selected consolidated financial information with respect to Enex and its affiliates excerpted from the information contained in the Enex 10-KSB and the Enex 10-QSB. More comprehensive financial information is included in the Enex 10-KSB, the Enex 10-QSB and other documents filed by Enex with the Commission. The following summary is qualified in its entirety by reference to the Enex 10-KSB, the Enex 10-QSB and such other documents and all the financial information (including any related notes) contained therein.

                                                                                               Nine Months Ended
                                                                                                 September 30
Dollars in thousands,                                                                            ------------
except per-share data               1992        1993        1994        1995       1996         1996       1997
---------------------               ----        ----        ----        ----       ----         ----       ----

Total revenues                    $ 7,880     $ 6,247     $ 6,871     $ 7,950     $ 8,597      $ 6,109   $ 7,351

Earnings (loss) before income
   taxes                            1,268         968         630         870       1,493(1)     1,067     1,420

Net income (loss)                   1,141         932       1,051       1,269       1,586(1)     1,141     1,477

Net income (loss) per primary
   share                              .82         .69         .75         .90        1.16(1)       .84      1.05

Cash dividend declared
   per common share                   .15         .19         .20         .20         .25          .10       .15

Proved reserves at 12/31:
     Barrels of Oil (thousands)       765         633       1,089         907         812
     Bcf of Gas                      7.79       10.56       12.45       11.57       12.98

(1)      Excluding nonrecurring $3.9 million SFAS 121 write-down.

         Available Information. Enex is subject to the informational requirements of the Exchange Act and, in accordance therewith, is required to file reports relating to its business, financial condition and other matters. Information as of particular dates concerning Enex's directors and officers, their remuneration, stock options and other matters, the principal holders of Enex's securities and any material interest of such persons in transactions with Enex is required to be disclosed in proxy statements distributed to Enex's stockholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street (Suite 1400), Chicago, Illinois 60661. Copies of such information should be obtainable, by mail, upon payment of the Commission's customary charges, by writing to the Commission's principal office at 450 Fifth Street, N.W.,Washington, D.C. 20549. In addition, the Commission maintains a web site on the Internet that can be accessed at http://www.sec.gov and that contains information filed electronically regarding Enex. Such material should also be available for inspection at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

8.       CERTAIN INFORMATION CONCERNING PURCHASER

         Purchaser. Purchaser is an independent oil and gas exploration and production company engaged in the exploration, development and production of oil and gas in the contiguous United States. Middle Bay's strategy focuses on increasing its reserves of crude oil and natural gas by the acquisition and development of proved oil and gas properties, primarily in the Mid-Continent and Gulf Coast regions. By focusing its efforts on increasing reserves during the current period which Middle Bay believes reflects historically low market prices for oil and gas, Middle Bay believes that it will be well positioned to benefit in the event of any future increases in demand for natural gas and oil. Consistent with its efforts to increase reserve levels, Middle Bay also participates on a limited basis in drilling and development activities in other geographic regions of the contiguous United States. Purchaser is an Alabama corporation with its principal office located at 1221 Lamar, Suite 1020, Houston, Texas 77010, and its telephone number is (713) 759-6808.

         The name, business address, citizenship, present principal occupation and employment history for the past five years of each of the directors and executive officers of Purchaser are set forth on Schedule I of this Offer to Purchase.

         Selected Financial Data of Purchaser. Set forth below is certain selected consolidated financial information with respect to Purchaser and its subsidiaries excerpted from the information contained in Purchaser's Annual Report on Form 10-KSB for the year ended December 31, 1996 (the "Middle Bay 10-KSB") and Purchaser's Quarterly Report on Form 10-QSB for the quarter ended September 30, 1997 (the "Middle Bay 10-QSB"). More comprehensive financial information is included in the Middle Bay 1996 Annual Report to Stockholders (the "Middle Bay Annual Report"), the Middle Bay 10-KSB, the Middle Bay 10-QSB and other documents filed by Purchaser with the Commission, and the following summary is qualified in its entirety by reference to the Middle Bay Annual Report, the Middle Bay 10-KSB, the Middle Bay 10-QSB and such other documents and all the financial information (including any related notes) contained therein. The Middle Bay Annual Report, the Middle Bay 10-KSB, the Middle Bay 10-QSB and such other documents should be available for inspection and copies thereof should be obtainable in the manner set forth below under "Available Information."

                                                                                                Nine Months Ended
                                                                                                  September 30
Dollars in thousands,                                                                             ------------
except per-share data               1992        1993        1994        1995       1996         1996       1997
---------------------               ----        ----        ----        ----       ----         ----       ----
Total revenues                    $ 1,731     $ 2,613     $ 2,627     $ 3,539     $ 4,886     $ 3,586    $ 8,237

Earnings (loss) before income
   taxes                             (026)       (135)       (490)       (421)        280         444         71

Net income (loss)                    (026)        022        (457)       (331)        206         444         71

Net income (loss) per primary
   share                             (.02)        .02        (.42)       (.25)        .15         .34       (.11)

Cash dividend declared
   per common share                   .00         .00         .00         .00         .00         .00        .00

Proved reserves at 12/31:
     Barrels of Oil (thousands)       385         538         542         778       1,390
     Bcf of Gas                      4.90        5.25        4.78        6.37        8.96


         Available Information. Purchaser is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports relating to its business, financial condition and other matters. Information as of particular dates concerning Purchaser's directors and officers, their remuneration, stock options and other matters, the principal holders of Purchaser's securities and any material interest of such persons in transactions with Purchaser is required to be disclosed in proxy statements distributed to Purchaser's stockholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the Commission and copies thereof should be obtainable from the Commission in the same manner as is set forth with respect to Enex in Section 7. Such material should also be available for inspection at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

9.       SOURCE AND AMOUNT OF FUNDS

         Purchaser estimates that the maximum amount of funds required pursuant to the Offer to purchase the Shares and to pay fees and expenses related to the Offer will be approximately $20,250,000. (See Section 16.) Purchaser plans to obtain the necessary funds from available cash and working capital and pursuant to the revolving credit facility currently existing with Bank of Oklahoma, N.A. The credit facility allows Purchaser to borrow from time to time up to $50,000,000 on a secured line-of-credit basis, which loans are convertible into a 72-month term loan on the conversion date or dates, as defined in the loan documents. Interest rates may vary and apply periodically at either bank prime or 1.75-2.00 points above the London Interbank Offered Rates quoted from time to time at the election of Purchaser. It is anticipated that the indebtedness incurred by Purchaser under such loan or loans will be secured, in part, by properties and production of Enex and will be repaid from funds generated internally by Purchaser (including dividends paid by Enex in the event Purchaser acquires less than all outstanding Shares), through additional borrowings or through a combination of such sources. No final decisions have been made concerning the method Purchaser will employ to repay such indebtedness. Such decisions when made will be based on Purchaser's review from time to time of the advisability of particular actions, as well as on prevailing interest rates and financial and other economic conditions. This Offer is not conditioned on financing.

10.      BACKGROUND OF THE OFFER; CONTACTS WITH ENEX

         The initial contact with Enex was in a January 2, 1998 telephone call between John J. Bassett, the President and Chief Executive Officer of Purchaser, and Gerald B. Eckley, President and Chief Executive Officer of Enex, the purpose of which was to set up an initial meeting that was held on January 7, 1998. Subsequent to that meeting, certain Middle Bay officers met or had telephone conversations with various Enex employees for the purpose of conducting an investigation of Enex's properties and evaluating its reserves. Mr. Bassett also had additional telephone conversations with Mr. Eckley concerning a potential transaction between the two companies. On January 28 and 29, 1998, Mr. Bassett met with Mr. Eckley to negotiate terms of a letter of intent with regard to the Offer and certain future compensation payable to Mr. Eckley in the event the Offer is consummated. The letter of intent, which was executed on January 29, 1998, provides that, subject to satisfactory completion of its due diligence review of Enex and its properties, Purchaser would (i) commence a cash tender offer for all of the outstanding capital stock of Enex on or before February 20, 1998; (ii) offer Mr. Eckley, whose employment agreement with Enex has more than four years left on its term, a severance arrangement under which Purchaser would pay an aggregate amount equal to Mr. Eckley's current salary for four years in exchange for consulting services and a first right of refusal on all prospects and potential acquisitions that he has the opportunity to acquire over the four-year period; and (iii) offer to the holders of outstanding options to purchase Enex common stock the difference between the exercise price and $15.00 per share in either cash or shares of Middle Bay stock on a private placement basis. The stock price is to be determined by taking the previous ten days' average of the means of the closing bid and asked prices of Purchaser's shares immediately prior to closing on the tender offer. No definitive agreements have been entered into with respect to Mr. Eckley's severance arrangement or the outstanding options.

         In consideration of the foregoing agreements of Purchaser, Enex agreed not, directly or indirectly, to solicit or encourage inquiries for proposals to enter into an agreement with regards to the sale of Enex or its assets until February 20, 1998, except for such actions as may be required to enable Enex and its officers and directors to comply with their fiduciary duties to Enex shareholders.

11.      PURPOSE OF THE OFFER; PLANS FOR ENEX

         General. The purpose of the Offer is to acquire all of the Shares of Enex (but not less than a majority). Following completion of the Offer, depending upon the number of Shares tendered and accepted by Purchaser, Purchaser intends to operate Enex as a wholly-owned or majority-owned subsidiary of Purchaser. Following completion of the Offer, if Purchaser has not acquired all of the equity interest in Enex, Purchaser will determine whether to propose a merger of Enex into Purchaser or a wholly-owned subsidiary of Purchaser. Although no definite plans have been adopted by Purchaser with regard to any merger of Enex into Purchaser following conclusion of the

Offer, if such a merger is proposed within six months following conclusion of the Offer, the terms to any remaining Enex shareholders would have a value no less than the $15.00 per-Share consideration payable pursuant to the Offer.

         The Offer is conditioned upon, among other things, the Minimum Tender Condition being met, the resignation of the Enex directors and the election of Purchaser's designees to the Enex Board in anticipation of the replacement of the existing directors so that such designees shall constitute the Enex Board of Directors or shall be able to elect additional directors to reconstitute the Board.

         THIS OFFER IS NEITHER AN OFFER TO SELL NOR A SOLICITATION OF OFFERS TO BUY ANY SECURITIES WHICH MAY BE ISSUED IN ANY MERGER OR REORGANIZATION OF ENEX WHICH MAY OCCUR SUBSEQUENT TO THE OFFER OR ANY SIMILAR BUSINESS COMBINATION INVOLVING PURCHASER AND ENEX. NO MERGER AGREEMENT HAS BEEN ENTERED INTO BETWEEN PURCHASER AND ENEX.

         Appraisal Rights and Other Matters. No appraisal rights are available in connection with the Offer. The Commission has adopted Rule 13e-3 under the Exchange Act which is applicable to certain "going private" transactions and which may under certain circumstances be applicable to any merger proposed following the Offer. However, Rule 13e-3 would be inapplicable if (i) the Shares are deregistered under the Exchange Act prior to the proposed merger or other business combination or (ii) any proposed merger or other business combination is consummated within one year after the purchase of the Shares pursuant to the Offer and the amount paid per Share in the proposed merger or other business combination is at least equal to the amount paid per Share in the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction be filed with the Commission and disclosed to stockholders prior to consummation of the transaction.

         Plans for Enex. In connection with the Offer, Purchaser has reviewed, and will continue to review, the books and records of Enex, its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel and will consider and determine what, if any, changes or strategies would be desirable in light of the circumstances which then exist. Such strategies could include, among other things, changes in Enex's business, corporate structure, Certificate of Incorporation, Bylaws, capitalization, management or dividend policy. In the event the Offer results in the purchase by Purchaser of fewer than all Shares outstanding, Purchaser may, but has not agreed to do so (nor are there any definitive intentions with respect to any such action) seek to merge Enex into Purchaser or a wholly-owned subsidiary of Purchaser.

         If the Offer is consummated, Purchaser plans to increase capital expenditures related to drilling and developing Enex's properties, without reducing capital expenditures related to Purchaser's existing properties. In addition, Purchaser intends to actively develop Enex properties, with a view toward increasing the reserves and production from Enex's portfolio of oil and gas properties. In addition, Purchaser intends to lower operating expenses on Enex operated properties, improve margins on sales of oil and gas production and reduce general and administrative expenses. The plans described in the foregoing are intended to increase the reserves, production and cash flow from the Enex properties.

         Except as indicated in this Offer to Purchase, Purchaser has no present plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, consolidation, reorganization or liquidation, involving Enex or any of its affiliates, a sale or transfer of a material amount of assets of Enex or any of its affiliates or any material change in Enex's capitalization or dividend policy or causing its Shares to be delisted from the NASDAQ National Market System or any other material changes in Enex's corporate structure or business, or the composition of the Enex Board or Enex's management.

12.      DIVIDENDS AND DISTRIBUTIONS

         If, on or after February 19, 1998, Enex should (a) split, combine or otherwise change the Shares or its capitalization (other than the amendment to or redemption of the Rights in accordance with their terms), (b) acquire or otherwise cause a reduction in the number of outstanding Shares or other securities (other than as aforesaid), or (c) issue or sell additional Shares (other than the issuance of Shares under option prior to February 10, 1998, in accordance with the terms of such options as such terms have been disclosed prior to February 10, 1998), shares of any other class of capital stock, other voting securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire any of the foregoing, then, subject to the provisions of Section 14, Purchaser in its sole discretion may make such adjustments as it deems appropriate in the Offer Price and other terms of the Offer, including without limitation, the number or type of securities offered to be purchased.

         If, on or after February 19, 1998, Enex should declare or pay any cash dividend on the Shares or other distribution on the Shares (other than in the event the Rights are redeemed, the price of redemption thereof), or issue with respect to the Shares any additional Shares, shares of any other class of capital stock, other voting securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, payable or distributable to stockholders of record or their nominees or transferees on Enex's stock transfer records on a date prior to the transfer of the Shares purchased pursuant to the Offer to Purchase, then, subject to the provisions of Section 14, (a) the Offer Price may, in the sole discretion of Purchaser, be reduced by the amount of any such cash dividend or cash distribution and (b) the whole of any such noncash dividend, distribution or issuance to be received by the tendering stockholders will (i) be received and held by the tendering stockholders for the account of Purchaser and will be required to be promptly remitted and transferred by each tendering stockholder to the Depositary for the account of Purchaser, accompanied by appropriate documentation of transfer, or (ii) with respect to convertible securities, rights, warrants and options, at the direction of Purchaser, be exercised for the benefit of Purchaser, in which case the proceeds of such exercise will promptly be remitted to Purchaser. Pending such remittance and subject to applicable law, Purchaser will be entitled to all rights and privileges as owner of any such noncash dividend, distribution, issuance or proceeds and may withhold the entire Offer Price or deduct from the Offer Price the amount or value thereof, as determined by Purchaser in its sole discretion.

13. EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES; EXCHANGE LISTING; EXCHANGE ACT REGISTRATION; MARGIN REGULATIONS

         Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public.

         NASDAQ Listing. The Shares are listed on the National Market System ("NMS") of the NASDAQ Stock Market. According to the NASDAQ published guidelines, NASDAQ would consider delisting the Shares if, among other things, the number of holders of Shares should fall below 400, the number of publicly-held Shares (exclusive of holdings of officers and directors of Enex and their immediate families and other concentrated holdings of 10% or more) should fall below 200,000, or the aggregate market value of the publicly-held Shares should fall below $1,000,000. According to the Enex 10-KSB, there were 919 holders of record of Shares on March 1, 1997 and, according to the Enex 10-QSB, as of September 30, 1997, there were 1,344,452 Shares outstanding.

         If NASDAQ were to delist the Shares, the market therefor could be adversely affected. It is possible that the Shares would be traded on other securities exchanges or in the over-the-counter market, and that price quotations would be reported by such exchanges or other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of stockholders and/or the aggregate market value of the Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors. If, as a result of the purchase of the Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of NASDAQ for continued inclusion in the NMS and the Shares are no longer included in the NMS, the market for and the value of the Shares could be adversely affected.

         Exchange Act Registration. The Shares are currently registered under the Exchange Act. Registration of the Shares under the Exchange Act may be terminated upon application of Enex to the Commission if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Enex to its stockholders and to the Commission and would make certain provisions of the Exchange Act no longer applicable to Enex, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders' meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions. Furthermore, the ability of "affiliates" of Enex and persons holding "restricted securities" of Enex to dispose of such securities pursuant to Rule 144 or 144A promulgated under the Securities Act may be impaired or eliminated. Purchaser intends to seek to cause Enex to apply for termination of registration of the Shares under the Exchange Act as soon after the completion of the Offer as the requirements for such termination are met.

         Margin Regulations. The Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, following the Offer, the Shares would no longer constitute "margin securities" for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

14.      CERTAIN CONDITIONS OF THE OFFER

         Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) Purchaser's rights to extend and amend the Offer at any time in its sole discretion, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for any tendered Shares and may terminate the Offer if, in the sole judgment of Purchaser, (i) at or prior to the Expiration Date any one or more of the Minimum Tender Condition or the Board Action Condition has not been satisfied or (ii) at any time on or after March 16, 1998 and before the time of payment for any such Shares (whether or not any Shares have theretofore been accepted for payment pursuant to the Offer), any of the following events shall occur or shall be determined by Purchaser to have occurred:

                  (a) there shall be threatened, instituted or pending any action, proceeding, application or counterclaim by any government or governmental, regulatory or administrative authority or agency, domestic, foreign or supranational (each, a "Governmental Entity"), or by any other person, domestic or foreign, before any court or Governmental Entity, (i)(A) challenging or seeking to or which is reasonably likely to make illegal, delay or otherwise directly or indirectly restrain or prohibit, or seeking to or which is reasonably likely to impose voting, procedural, price or other requirements, in addition to those required by federal securities laws and the Delaware Law (each as in effect on the date of this Offer to Purchase), in connection with the making of the Offer, the acceptance for payment of or payment for some of or all the Shares by Purchaser or any affiliate of Purchaser or the consummation by Purchaser or any affiliate of Purchaser of a merger or other similar business combination with Enex,
         (B) seeking to obtain material damages from Enex or (C) otherwise directly or indirectly relating to the transactions contemplated by the Offer or any such merger or business combination, (ii) seeking to prohibit the ownership or operation by Purchaser or any affiliate of Purchaser of all or any portion of the business or assets of Enex and its affiliates or to compel Purchaser or any affiliate of Purchaser to dispose of or hold separate all or any portion of the business or assets of Enex or any of its affiliates or seeking to impose any limitation on the ability of Purchaser or any affiliate of Purchaser to conduct such business or own such assets, (iii) seeking to impose or confirm limitations on the ability of Purchaser or any affiliate of Purchaser effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by Purchaser or any affiliate of Purchaser on all matters properly presented to Enex's stockholders, (iv) seeking to require divestiture by Purchaser or any affiliate of Purchaser of any Shares, (v) seeking any material diminution in the benefits expected to be derived by Purchaser or any affiliate of Purchaser as a result of the transactions contemplated by the Offer or any merger or other similar business combination with

         Enex, (vi) otherwise directly or indirectly relating to the Offer or which otherwise, in the sole judgment of Purchaser, might materially adversely affect Enex or any of its affiliates or Purchaser or any affiliate of Purchaser or the value of the Shares or (vii) in the sole judgment of Purchaser, materially adversely affecting the business, properties, assets, liabilities, capitalization, stockholders' equity, condition (financial or otherwise), operations, licenses or franchises, results of operations or prospects of Enex or any of its affiliates;

                  (b) there shall be any action taken, or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction proposed, enacted, enforced, promulgated, amended, issued or deemed applicable to (i) Purchaser or any affiliate of Purchaser or Enex or (ii) the Offer or any merger or other similar business combination by Purchaser or any affiliate of Purchaser with Enex by any government, legislative body or court or Governmental Entity that, in the sole judgment of Purchaser, might directly or indirectly result in any of the consequences referred to in clauses (i) through (vii) of paragraph (a) above;

                  (c) any change shall have occurred or been threatened (or any condition, event or development shall have occurred or been threatened involving a prospective change) in the business, properties, assets, liabilities, capitalization, stockholders' equity, condition (financial or otherwise), operations, licenses or franchises, results of operations or prospects of Enex or any of its affiliates that, in the sole judgment of Purchaser, is or may be materially adverse to Enex or any of its affiliates, or Purchaser shall have become aware of any facts that, in the sole judgment of Purchaser, have or may have material adverse significance with respect to either the value of Enex or any of its subsidiaries or the value of the Shares to Purchaser;

                  (d) there shall have occurred or been threatened (i) any general suspension of trading in, or limitation on prices for securities on the NASDAQ Stock Market in the United States, (ii) any extraordinary or material adverse change in the financial markets or major stock exchange indices in the United States or in the market price of Shares, (iii) any change in the general political, market, economic or financial conditions in the United States that could, in the sole judgment of Purchaser, have a material adverse effect upon the business, properties, assets, liabilities, capitalization, stockholders' equity, condition (financial or otherwise), operations, licenses or franchises, results of operations or prospects of Enex or any of its subsidiaries or the trading in or value of the Shares, (iv) any material change in United States currency exchange rates or any other currency exchange rates or a suspension of or limitation on the markets therefor, (v) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (vi) any limitation (whether or not mandatory) by any government, domestic, foreign or supranational, or Governmental Entity on, or other event that, in the sole judgment of Purchaser, might affect the extension of credit by banks or other lending institutions in the United States,
         (vii) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States (other than presently threatened hostilities involving Iraq), or
         (viii) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

                  (e) Enex shall have (i) split, combined or otherwise changed, or authorized or proposed a split, combination or other change of the Shares or its capitalization (other than by redemption of the Rights in accordance with their terms as such terms have been publicly disclosed prior to February 19, 1998), (ii) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Shares or other securities (other than as aforesaid), (iii) issued or sold, or authorized or proposed the issuance, distribution or sale of additional Shares (other than the issuance of Shares under option prior to February 10, 1998 in accordance with the terms of such options as such terms have been publicly disclosed prior to February 19, 1998), shares of any other class of capital stock, other voting securities or any securities convertible into or rights, warrants or options, conditional or otherwise, to acquire any of the foregoing,
         (iv) declared or paid, or proposed to declare or pay, any dividend or other distribution, whether payable in cash, securities or other property, on or with respect to any shares of capital stock of Enex other than in the event the Rights are redeemed, the price of redemption thereof), (v) altered or proposed to alter any material term of any outstanding security (including the Rights) other than to amend the Rights Agreement to make the Rights inapplicable to the Offer, (vi) incurred any debt other than in the ordinary course of business or any debt containing burdensome covenants, (vii) authorized, recommended, proposed or entered into an agreement, agreement in principle or arrangement or understanding with respect to any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets, release or relinquishment of any material contractual or other right of Enex or any of its affiliates (other than with Purchaser or an affiliate of Purchaser) or any comparable event not in the ordinary course of business, (viii) authorized, recommended, proposed or entered into or announced its intention to authorize, recommend, propose or enter into any agreement, arrangement or understanding with any person or group that in the sole judgment of Purchaser could adversely affect either the value of Enex or any of its affiliates, joint ventures or partnerships or the value of the Shares to Purchaser, (ix) entered into or amended any employment, change in control, severance, executive compensation or similar agreement, arrangement or plan with or for the benefit of any of its employees, consultants or directors, or made grants or awards thereunder, other than in the ordinary course of business or entered into or amended any agreements, arrangements or plans so as to provide for increased or accelerated benefits to any such persons, (x) except as may be required by law, taken any action to terminate or amend any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended) of Enex or any of its affiliates, or Purchaser shall have become aware of any such action that was not disclosed in publicly-available filings prior to February 19, 1998, or
         (xi) amended or authorized or proposed any amendment to, Enex's Certificate of Incorporation or Enex's Bylaws, or Purchaser shall become aware that Enex or any of its affiliates shall have proposed or adopted any such amendment that was not disclosed to and consented by the Purchaser;

                  (f) a tender or exchange offer for any Shares shall have been made or publicly proposed to be made by any other person (including Enex or any of its affiliates), or it shall have been publicly disclosed or Purchaser shall have otherwise learned that any person, entity (including Enex or any of its affiliates) or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) shall have acquired or proposed to acquire beneficial ownership of more than 15% of any class or series of capital stock of Enex (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of Enex (including the Shares), or any person or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender offer or exchange offer or a merger, consolidation or other business combination with or involving Enex;

                  (g) any approval, permit, authorization or consent of any Governmental Entity (including those described or referred to in Section 15) which is required to be obtained in order to consummate (i) the purchase of Shares contemplated by the Offer or (ii) a merger or other business combination with Enex shall not have been obtained on terms satisfactory to Purchaser in its sole discretion; or

                  (h) Purchaser shall have reached an agreement or understanding with Enex providing for termination of the Offer, or Purchaser or any affiliate of Purchaser shall have entered into a definitive agreement or announced an agreement in principle with Enex providing for a merger or other business combination with Enex or the purchase of stock or assets of Enex;

which, in the sole judgment of Purchaser makes it inadvisable to proceed with the Offer and/or with such acceptance for payment or payment.

         The foregoing conditions are for the sole benefit of Purchaser and may be asserted by Purchaser regardless of the circumstances giving rise to any such condition or may be waived by Purchaser in whole or in part at any time and from time to time in its sole discretion. The failure by Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances and each such right will be deemed an ongoing right that may be asserted at any time and from time to time. Any determination by Purchaser concerning the events described in this Section 14 will be final and binding upon all parties.

15.      CERTAIN LEGAL MATTERS

         Appraisal Rights. Holders of the Shares do not have appraisal rights as a result of the Offer. However, if any subsequent merger of Purchaser and Enex is consummated, depending on the type of consideration received by the holders of Shares upon the conversion of such Shares in such merger, holders of the Shares at the effective time of such merger may have certain rights pursuant to the provisions of Section 262 of the Delaware Law to dissent and demand appraisal of their Shares.

         Anti-Trust Laws. Purchaser and Enex are exempt from the pre-merger notification and waiting period required by the Hart-Scott-Rodino Act, 15 U.S.C. ss.18a, et seq.

16.      FEES AND EXPENSES

         Purchaser has retained Bank of Oklahoma, N.A. to serve as the Depositary in connection with the Offer. Purchaser may contact holders of Shares by personal interviews, mail, telephone, facsimile, telegraph and other electronic means and may request brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners of Shares. The Depositary has not been retained to make solicitations or recommendations in its role as Depositary. The Depositary will receive reasonable and customary compensation for its services, be reimbursed for certain reasonable out-of-pocket expenses and be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities and expenses under the federal securities laws.

         Purchaser will not pay any fees or commissions to any broker or dealer or other person in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, banks and trust companies will be reimbursed by Purchaser upon request for customary mailing and handling expenses incurred by them in forwarding material to their customers. In the event the Offer is consummated, Purchaser has agreed to pay a finders fee in an amount yet to be determined to Clay Sylvester, a petroleum engineer who was instrumental in introducing Purchaser to Enex. Mr. Sylvester will not participate in the Offer, nor will he solicit tenders of Shares pursuant to the Offer.

17.      MISCELLANEOUS

         Purchaser is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, Purchaser will make a good faith effort to comply with such state statute. If, after such good faith effort, Purchaser cannot comply with any such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

         NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF PURCHASER NOT CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY PURCHASER. NEITHER THE DELIVERY OF THIS OFFER TO PURCHASE NOR ANY PURCHASE PURSUANT TO THE OFFER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF PURCHASER OR ENEX SINCE THE DATE AS OF WHICH INFORMATION IS FURNISHED OR THE DATE OF THIS OFFER TO PURCHASE.

         Purchaser has filed with the Commission a Tender Offer Statement on
Schedule 14D-1, together with exhibits, pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer, and Enex will file with the Commission a Solicitation/Recommendation Statement pursuant to Section 14(d)(4) of the Exchange Act on Schedule 14D-9, setting forth the recommendation of the Board of Directors of Enex with respect to the Offer and other pertinent information as promptly as possible following the filing of this Schedule 14D-1, but in any event no later than five business days after the Offer commences, and both may file amendments thereto from time to time. Such Schedule 14D-1 and Schedule 14D-9 of Enex and any amendments thereto, including exhibits, should be available for inspection and copies should be obtainable in the manner set forth in Section 8 (except that such material will not be available at the regional offices of the Commission).

                                    MIDDLE BAY OIL COMPANY, INC.
                                    1221 Lamar, Suite 1020
                                    Houston, Texas 77010
                                    (713) 759-6808

February 19, 1998

                                   SCHEDULE I

                  DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER


         The name, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Middle Bay Oil Company, Inc. are set forth below. Unless otherwise indicated, the principal business address of each director or executive officers is Middle Bay Oil Company, Inc., 1221 Lamar, Suite 1020, Houston, Texas 77010. Directors are identified by an asterisk. Each such person is a citizen of the United States.

         NAME AND BUSINESS
             ADDRESS                      POSITION; PRINCIPAL OCCUPATION OR
                                      EMPLOYMENT; FIVE-YEAR EMPLOYMENT HISTORY


John J. Bassett*                    Mr. Bassett is Middle Bay's President and
                                    Chief Executive Officer, a position he has held since 1992. Mr. Bassett has also served as the Chairman of the Board of Directors of Middle Bay since 1992. He also serves as President and a director of Bay City Energy
                                    Group, Inc., a principal shareholder of
                                    Middle Bay.

C. J. Lett, III*                    Mr. Lett currently serves as Middle Bay's
9320 East Central                   Executive Vice President, a position he has
Wichita, Kansas 67206               held since February, 1997. Mr. Lett also
                                    serves as President and a director of Bison
                                    Energy Corporation which he founded in 1981.
                                    In February, 1997, Bison Energy Corporation was acquired by Middle Bay. Mr. Lett has served as a director of Middle Bay since
                                    February, 1997.

Stephen W. Herod*                   Mr. Herod currently serves as Vice President
                                    for Corporate Development of Middle Bay, a position he has held since July, 1997. Prior to that time, Mr. Herod served as President of Shore Oil Company from April, 1992 to
                                    June, 1997. Shore Oil Company was acquired by Middle Bay in July, 1997, and he has served as a director of Middle Bay since that time.

Frank C. Turner, II                 Mr. Turner currently serves as the Vice
                                    President and Chief Financial Officer of
                                    Middle Bay, a position he has held since its organization as a corporation in 1992. Mr.
                                    Turner served as a director of Middle Bay from 1992 to July, 1997.

Robert W. Hammons                   Mr. Hammons currently serves as Vice
                                    President of Engineering for Middle Bay, a position he has held since 1993. Mr. Hammons also served as a director from 1993 to March, 1995.

Frank E. Bolling, Jr.*              Mr. Bolling is Vice President of Midstream
6239 Highway 90                     Fuel Services, Inc. and Manager of the
Moss Point, Mississippi 39563       Dantzler-Pepco Division of Midstream Fuel
                                    Services, Inc., positions he has held since
                                    February, 1995. Mr. Bolling formerly served as General Manager of Dantzler Bulk Plant,
                                    Inc., a distributor for Chevron U.S.A., Inc.
                                    from 1989 to January, 1995. Mr. Bolling has served as a director of Middle Bay since
                                    1995.

Gary R. Christopher*                Mr. Christopher is the Acquisitions
Kaiser-Francis Oil Company          Coordinator for Kaiser- Francis Oil Company,
6733 South Yale                     a position he has held since February, 1996.
Tulsa, Oklahoma 74136               Prior to that time, Mr. Christopher served
                                    as Senior Vice President and Manager of
                                    Energy Lending for the Bank of Oklahoma from serve as a consultant to the Bank of Oklahoma. Mr. Christopher became a director of Middle Bay in May, 1997.

Alvin V. Shoemaker*                 Mr. Shoemaker's principal occupation for the
8800 First Avenue                   past five years has been as a private
Stone Harbor, New Jersey 08427      investor. Prior to that time, Mr. Shoemaker
                                    served as Chairman of the Board of Trustees of the University of Pennsylvania and Vice
                                    Chairman of the Securities Industry
                                    Association. He has also served as a
                                    director of Harcourt Brace Jovanovich, Royal
                                    Insurance of America, the Council on Foreign
                                    Relations and the Wharton School of Finance.
                                    Mr. Shoemaker has been a director of Middle
                                    Bay since July, 1997.

Edward P. Turner, Jr.*              Mr. Turner is a managing partner of the law
Turner, Onderdonk, Kimbrough &      firm of Turner, Onderdonk, Kimbrough &
    Howell, P.A.                    Howell, P.A., with whom he has been
1021 Central Avenue                 associated for over 25 years. Mr. Turner has
Chatom, Alabama 36518               served as a director of Middle Bay since its
                                    inception in 1992.